UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33 1/3 per share
(Title of Class of Securities)

M6158M104
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M6158M104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Avner Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 1,252,462 shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 1,445,205 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,445,205
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a) Name of Issuer:  Ituran Location and Control Ltd.

(b) Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

(a) Name of Person Filing: Avner Kurz

(b) Address of Principal Business Office: c/o Ituran Location & Control Ltd., 3 Hashikma Street, Azour, 58001, Israel.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Ordinary Shares.

(e) CUSIP Number -  M6158M104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)       Amount Beneficially Owned: 1,445,205 ordinary shares of the issuer.

As detailed below, this amount is composed of 13,398 ordinary shares directly held by F.K. Generators and Equipment Ltd. ("F.K."); and 1,431,807 ordinary shares held by Moked Ituran Ltd.

2,720 shares, which were directly held by the reporting person, were sold during 2012.

The holdings of F.K. are attributed to Mr. Avner Kurz by virtue of his holdings in F.K.'s majority shareholder - Perfect Quality Trading Ltd., in which he and his two brothers each holds equal parts of 33⅓ %.

F.K. holds approximately 26% of Moked Ituran Ltd. ("Moked"), the holder of approximately 26% of the issuer's share capital; and pursuant to a shareholders agreement among Moked's shareholders, F.K. has the power to direct the disposition of 1,431,807 of the issuer's shares held by Moked, while its voting power at Moked is generally limited to 22.5%. The Moked's shareholders agreement, as amended, is incorporated herein by reference as an exhibit.

(b)       Percent of Class:  6.9% (calculated based on the amount of the outstanding ordinary shares of the issuer, exclusive of the ordinary shares held by the issuer).

(c)       Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: none

(ii)	Shared power to vote or to direct the vote: 1,252,462

(iii)	Sole power to dispose or to direct the disposition: none

(iv)	Shared power to dispose or to direct the disposition: 1,445,205

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

As noted above, Mr. Avner Kurz may be deemed a controlling person of F.K. Generators and Equipment Ltd., which holds shares of the issuer directly and through Moked Ituran Ltd. See Item 4(a) above.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable

Item 11.  Exhibits

Shareholder agreement dated May 28, 1998, as amended on September 6, 2005, incorporated as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2014

Signature: /s/ Avner Kurz Name: Avner Kurz

Attention: Intentional misstatements or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).